SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2024

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

MILAN COURT OF APPEAL RULES IN FAVOUR OF RYANAIR
DIRECT DISTRIBUTION MODEL

OTA PIRATE CLAIMS OF ABUSE OF DOMINANCE DISMISSED

Ryanair today (16 Feb) welcomed this weeks Milan Court of Appeal judgment, which conclusively dismissed claims by Italian OTA Pirates, including Lastminute.com and Viaggiare, wrongly claiming that Ryanair's online distribution model was an abuse of a dominance in the Italian market.

The Milan Court conclusively rejected these claims and ruled that Ryanair's direct distribution model was justified

"in terms of containing operating costs and eliminating the costs associated with intermediation in ticket sales. This has contributed to the application of competitive fares - which undoubtedly benefit consumers as well - and to the possibility of having a direct channel of communication with them for any possible need for information and updates on flights. No harm to users, therefore, was established…"

Ryanair welcomes this Italian Appeal Court ruling against OTA Pirates, which helps Ryanair protect Italian consumers from price gouging and mis-selling by these OTA Pirates who unlawfully scrape the Ryaniar.com website, and then overcharges unsuspecting consumers with inflated air fares, overpriced ancillary services, and in some cases they charge service fees or refund fees when no "service" or "refunds" are provided.

Ryanair's Michael O'Leary said:

"This ruling by the Milan Court of Appeal is a comprehensive victory for Ryanair's direct online distribution model.  The Milan Court has rejected claims by OTA Pirates who are trying to insert themselves between Ryanair and the consumer, so they can overcharge consumers for Ryanair's fares and ancillary services. Since the start of internet distribution, Ryanair has invested in its lower fare direct distribution to consumers via the Ryanair.com website, which ensures that all consumers receive the lowest available Ryanair prices at all times. We will continue to fight these screenscraping OTA Pirates who seek to overcharge unsuspecting consumers, and in many cases, charge them for non-existent service or refund fees.

Ryanair has in recent weeks reached distribution agreements with a number of approved OTA's, such as loveholidays, Kiwi, and TUI, and these approved OTA partners now receive a direct feed from the Ryanair.com website in return for agreeing no screenscraping and no overcharging of consumers when selling Ryanair air fares or ancillary services. We expect to extend these approved OTA agreements to other OTA's over the coming weeks. We will continue to try to end the illegal screenscraping by OTA Pirates as well as ending their overcharging, while protecting consumers from these Pirate pricing scams.  This week's Milan Court ruling was a significant victory for Ryanair and consumers over these OTA Pirates, and we hope this ruling will accelerate the day when EU Governments and their consumer agencies outlaw digital piracy, overcharging and mis-selling by these OTA Pirates in the air travel market."

ENDS
For further information
please contact:                        Ryanair Press Office
                                                 Tel: +353-1-9451799
                                                       press@ryanair.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 16 February, 2024

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary